Exhibit 99.1

Interim Consolidated Financial Statements

July 31, 2024

(Unaudited)

VERSABANK

Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)
	July 31	October 31	July 31
As at	2024	2023	2023

Assets

Cash	$247,983	$132,242	$87,726
Securities (note 4)	153,026	167,940	182,944
Loans, net of allowance for credit losses (note 5)	4,049,449	3,850,404	3,661,672
Other assets (note 6)	65,978	51,024	48,503

	$4,516,436	$4,201,610	$3,980,845

Liabilities and Shareholders' Equity

Deposits	$3,821,185	$3,533,366	$3,328,017
Subordinated notes payable (note 7)	101,641	106,850	101,585
Other liabilities (note 8)	184,625	184,236	186,200
	4,107,451	3,824,452	3,615,802

Shareholders' equity:
Share capital (note 9)	228,471	228,471	228,191
Contributed surplus	2,789	2,513	2,339
Retained earnings	177,584	146,043	134,461
Accumulated other comprehensive income	141	131	52
	408,985	377,158	365,043

	$4,516,436	$4,201,610	$3,980,845

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Income and Comprehensive Income

(Unaudited)

(thousands of Canadian dollars, except per share amounts)
	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
	2024	2023	2024	2023

Interest income:
Loans	$66,614	$56,206	$197,786	$153,765
Other	5,032	3,883	14,395	9,480
	71,646	60,089	212,181	163,245

Interest expense:
Deposits and other	45,357	33,725	130,097	85,100
Subordinated notes	1,345	1,435	4,330	4,333
	46,702	35,160	134,427	89,433

Net interest income	24,944	24,929	77,754	73,812

Non-interest income	2,052	1,930	6,594	5,650
Total revenue	26,996	26,859	84,348	79,462

Provision for (recovery of) credit losses (note 5)	(1)	171	(112)	793
	26,997	26,688	84,460	78,669

Non-interest expenses:
Salaries and benefits	7,507	7,453	21,454	24,139
General and administrative	4,833	4,446	12,723	10,888
Premises and equipment	1,194	980	3,566	2,913
	13,534	12,879	37,743	37,940

Income before income taxes	13,463	13,809	46,717	40,729

Income tax provision (note 10)	3,758	3,806	12,485	11,046

Net income	$9,705	$10,003	$34,232	$29,683

Other comprehensive income (loss):
Items that may subsequently be reclassified to net income: Foreign exchange gain (loss) on translation of foreign operations	2	(42)	10	(47)

Comprehensive income	$9,707	$9,961	$34,242	$29,636

Basic and diluted income per common share (note 11)	$0.36	$0.38	$1.29	$1.10

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(thousands of Canadian dollars)
	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
	2024	2023	2024	2023

Common shares (note 9):

Balance, beginning of the period	$214,824	$215,233	$214,824	$225,982
Purchased and cancelled during the period	-	(689)	-	(11,438)

Balance, end of the period	$214,824	$214,544	$214,824	$214,544

Preferred shares (note 9):

Series 1 preferred shares

Balance, beginning and end of the period	$13,647	$13,647	$13,647	$13,647

Total share capital	$228,471	$228,191	$228,471	$228,191

Contributed surplus:

Balance, beginning of the period	$2,717	$2,147	$2,513	$1,612
Stock-based compensation (note 9)	72	192	276	727

Balance, end of the period	$2,789	$2,339	$2,789	$2,339

Retained earnings:

Balance, beginning of the period	$168,776	$125,398	$146,043	$109,335
Adjustment for purchased and cancelled common shares	-	(45)	-	(1,854)
Net income	9,705	10,003	34,232	29,683
Dividends paid on common and preferred shares	(897)	(895)	(2,691)	(2,703)

Balance, end of the period	$177,584	$134,461	$177,584	$134,461

Accumulated other comprehensive income:

Balance, beginning of the period	$139	$94	$131	$99
Other comprehensive income (loss)	2	(42)	10	(47)

Balance, end of the period	$141	$52	$141	$52

Total shareholders' equity	$408,985	$365,043	$408,985	$365,043

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Cash Flows

(Unaudited)

(thousands of Canadian dollars)
	for the nine months ended
	July 31	July 31
	2024	2023

Cash provided by (used in):

Operations:
Net income	$34,232	$29,683
Adjustments to determine net cash flows:
Items not involving cash:
Provision for (recovery of) credit losses	(112)	793
Stock-based compensation	276	727
Income tax provision	12,485	11,046
Interest income	(212,181)	(163,245)
Interest expense	134,427	89,433
Amortization	1,792	1,348
Accretion of discount on securities	(95)	(126)
Foreign exchange rate change on assets and liabilities	(8,272)	(667)
Interest received	207,137	157,430
Interest paid	(129,261)	(68,786)
Income taxes paid	(15,568)	(13,276)
Change in operating assets and liabilities:
Loans	(193,956)	(664,618)
Deposits	282,909	651,238
Change in other assets and liabilities	5,609	33,997
	119,422	64,977
Investing:
Sale (purchase) of securities (note 19)	14,130	(42,155)
Purchase of property and equipment	(18,681)	(350)
	(4,551)	(42,505)
Financing:
Purchase and cancellation of common shares	-	(13,292)
Redemption of subordinated notes payable	(5,000)	-
Dividends paid	(2,691)	(2,703)
Repayment of lease obligations	(541)	(527)
	(8,232)	(16,522)

Change in cash	106,639	5,950

Effect of exchange rate changes on cash	9,102	(6,805)

Cash, beginning of the period	132,242	88,581

Cash, end of the period	$247,983	$87,726

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

1.	Reporting entity:

VersaBank (the “Bank”) operates as a Schedule I bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions Canada (“OSFI”). The Bank, whose shares trade on the Toronto Stock Exchange and Nasdaq Stock Exchange, provides commercial lending and banking services to select niche markets in Canada and the United States as well as cybersecurity services through the operations of its wholly owned subsidiary DRT Cyber Inc., (“DRTC”). The Bank is incorporated and domiciled in Canada, and maintains its registered office at Suite 2002, 140 Fullarton Street, London, Ontario, Canada, N6A 5P2.

2.	Basis of preparation:

a) Statement of compliance:

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and do not include all of the information required for full annual financial statements. These interim Consolidated Financial Statements should be read in conjunction with the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2023.

The interim Consolidated Financial Statements for the three and nine months ended July 31, 2024 and 2023 were approved by the Audit Committee of the Bank’s Board of Directors on September 3, 2024.

b) Basis of measurement:

These interim Consolidated Financial Statements have been prepared on the historical cost basis except securities (note 4), the investment in Canada Stablecorp Inc. (note 6) and an interest rate swap (note 12), which are measured at fair value in the Consolidated Balance Sheets.

c) Functional and presentation currency:

These interim Consolidated Financial Statements are presented in Canadian dollars, which is the Bank’s functional currency. Functional currency is also determined for each of the Bank’s subsidiaries, and items included in the interim financial statements of the subsidiaries are measured using their functional currency.

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

d) Use of estimates and judgements:

In preparing these interim Consolidated Financial Statements, management has exercised judgement and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Areas where judgement was applied include assessing significant changes in credit risk on financial assets and in the selection of relevant forward-looking information in assessing the Bank’s allowance for expected credit losses on its financial assets as described in note 5 – Loans. Estimates are applied in the determination of the allowance for expected credit losses on financial assets, the fair value of stock options granted as described in note 9, the fair value of the investment in Canada Stablecorp Inc. as described in note 6, and the measurement of deferred taxes. It is reasonably possible, on the basis of existing knowledge, that actual results may vary from those expected in the development of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are known.

3.	Significant accounting policies and future accounting changes:

The accounting policies applied by the Bank in these interim Consolidated Financial Statements are the same as those applied by the Bank as at and for the year ended October 31, 2023 and are detailed in note 3 of the Bank’s 2023 audited Consolidated Financial Statements.

4.	Securities:

As at July 31, 2024, the Bank held securities totaling $153.0 million ( October 31, 2023 - $167.9 million), including accrued interest, comprised of a Government of Canada Treasury Bill for $150.0 million with a face value of $150.0 million at maturity on August 1, 2024, yielding 4.51%, and a Government of Canada Bond for $3.0 million with a face value totaling $3.0 million, yielding 4.76%, with a 3.75% coupon and maturing on May 1, 2025.

5.	Loans, net of allowance for credit losses:

The Bank organizes its lending portfolio into the following four broad asset categories: Point-of-Sale Loans and Leases, Commercial Real Estate Mortgages, Commercial Real Estate Loans, and Public Sector and Other Financing. These categories have been established in the Bank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Point-of-Sale Loans and Leases Receivable Purchase Program (“POS/RPP Financing”) asset category is comprised of point-of-sale loan and lease receivables acquired from the Bank’s network of origination and servicing partners as well as warehouse loans that provide bridge financing to the Bank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to the Bank purchasing the cashflow receivables derived from same.

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised primarily of Residential Construction, Term, CMHC Insured and Land Mortgages. All of these loans are business-to-business loans with the underlying credit risk exposure being primarily consumer in nature given that the vast majority of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of condominium corporation financing loans.

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of public sector loans and leases, a small balance of corporate loans and leases and single family residential conventional and insured mortgages.

Summary of loans and allowance for credit losses:

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2024	2023	2023

Point-of-sale loans and leases	$3,228,354	$2,879,320	$2,776,126
Commercial real estate mortgages	736,345	889,069	810,630
Commercial real estate loans	8,523	8,793	9,298
Public sector and other financing	56,923	55,054	49,627
	4,030,145	3,832,236	3,645,681

Allowance for credit losses	(2,401)	(2,513)	(2,697)
Accrued interest	21,705	20,681	18,688

Total loans, net of allowance for credit losses	$4,049,449	$3,850,404	$3,661,672

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited)
Three & nine month periods ended July 31, 2024 and 2023

The following table provides a summary of loan amounts, ECL allowance amounts, and expected loss (“EL”) rates by lending asset category:

	As at July 31, 2024				As at October 31, 2023
(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Point-of-sale loans and leases	$3,219,239	$9,057	$58	$3,228,354	$2,873,078	$6,242	$-	$2,879,320
ECL allowance	565	-	-	565	100	-	-	100
EL %	0.02%	0.00%	0.00%	0.02%	0.00%	0.00%	0.00%	0.00%
Commercial real estate mortgages	$524,773	$211,572	$-	$736,345	$717,755	$155,993	$15,321	$889,069
ECL allowance	1,213	387	-	1,600	1,699	523	-	2,222
EL %	0.23%	0.18%	0.00%	0.22%	0.24%	0.34%	0.00%	0.25%
Commercial real estate loans	$7,083	$1,440	$-	$8,523	$8,793	$-	$-	$8,793
ECL allowance	48	11	-	59	42	-	-	42
EL %	0.68%	0.76%	0.00%	0.69%	0.48%	0.00%	0.00%	0.48%
Public sector and other financing	$56,281	$642	$-	$56,923	$49,293	$5,761	$-	$55,054
ECL allowance	176	1	-	177	104	45	-	149
EL %	0.31%	0.16%	0.00%	0.31%	0.21%	0.78%	0.00%	0.27%
Total loans	$3,807,376	$222,711	$58	$4,030,145	$3,648,919	$167,996	$15,321	$3,832,236
Total ECL allowance	2,002	399	-	2,401	1,945	568	-	2,513
Total EL %	0.05%	0.18%	0.00%	0.06%	0.05%	0.34%	0.00%	0.07%

The Bank’s maximum exposure to credit risk is the carrying value of its financial assets. The Bank holds security against the majority of its loans in the form of mortgage interests over property, other registered securities over assets, guarantees and/or cash reserves (holdbacks) on loan and lease receivables included in the POS/RPP Financing portfolio (see note 8).

Allowance for credit losses

The Bank must maintain an allowance for expected credit losses that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. The expected credit loss methodology requires the recognition of credit losses based on 12 months of expected losses for performing loans which is reflected in the Bank’s Stage 1 grouping. The Bank recognizes lifetime expected losses on loans that have experienced a significant increase in credit risk since origination which is reflected in the Bank’s Stage 2 grouping. While there is elevated credit risk in the Bank’s POS/RPP Financing portfolio as at the measurement date, management does not believe that this represents significant increase in credit risk in that portfolio and the majority of this portfolio remains in Stage 1. Impaired loans require recognition of lifetime losses and are reflected in Stage 3 grouping.

Forward-looking Information

The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing probability of default and loss given default term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

Key assumptions driving Moody’s Analytics’ baseline macroeconomic forecast trends this quarter include: the Bank of Canada cutting interest rates at its September and December policy meetings; the Canadian economy returning to modest growth in late 2024 and early 2025 and inflation approaching the Bank of Canada’s target by the end of 2024; elevated debt service obligations strain household finances but result in only modest loan deterioration; high financing costs and low sales volumes cause home prices to contract until the end of the 2024 when falling interest rates help rejuvenate demand; the various military conflicts continue but do not escalate to other regional powers; supply-chain bottlenecks continue to ease which aids in moderating inflation; outbreaks of disease or illness have very little economic impact; and global oil prices stabilize with West Texas Intermediate in the low US $80 per barrel range until early 2025.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at July 31, 2024 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

Expected credit loss sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at July 31, 2024:

(thousands of Canadian dollars)
	Reported	100%		100%		100%
	ECL	Upside		Baseline		Downside

Allowance for expected credit losses	$2,401	$1,574		$1,867		$2,570
Variance from reported ECL		(827)		(534)		169
Variance from reported ECL (%)		(34%	)	(22%	)	7%

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended July 31, 2024:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Point-of-sale loans and leases
Balance at beginning of period	$207	$-	$-	$207
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	358	-	-	358
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	358	-	-	358
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$565	$-	$-	$565

Commercial real estate mortgages
Balance at beginning of period	$1,643	$299	$-	$1,942
Transfer in (out) to Stage 1	65	(65)	-	-
Transfer in (out) to Stage 2	(230)	230	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(172)	(58)	-	(230)
Loan originations	7	-	-	7
Derecognitions and maturities	(100)	(19)	-	(119)
Provision for (recovery of) credit losses	(430)	88	-	(342)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$1,213	$387	$-	$1,600

Commercial real estate loans
Balance at beginning of period	$58	$-	$-	$58
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	(11)	11	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	1	-	-	1
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	(10)	11	-	1
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$48	$11	$-	$59

Public sector and other financing
Balance at beginning of period	$185	$10	$-	$195
Transfer in (out) to Stage 1	9	(9)	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(18)	-	-	(18)
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	(9)	(9)	-	(18)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$176	$1	$-	$177

Total balance at end of period	$2,002	$399	$-	$2,401

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended July 31, 2023:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Point-of-sale loans and leases
Balance at beginning of period	$627	$-	$-	$627
Transfer in (out) to Stage 1	52	(52)	-	-
Transfer in (out) to Stage 2	(85)	85	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	52	(33)	-	19
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	19	-	-	19
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$646	$-	$-	$646

Commercial real estate mortgages
Balance at beginning of period	$1,647	$120	$-	$1,767
Transfer in (out) to Stage 1	14	(14)	-	-
Transfer in (out) to Stage 2	(106)	106	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	138	44	-	182
Loan originations	56	-	-	56
Derecognitions and maturities	(94)	(5)	-	(99)
Provision for (recovery of) credit losses	8	131	-	139
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$1,655	$251	$-	$1,906

Commercial real estate loans
Balance at beginning of period	$59	$-	$-	$59
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(5)	-	-	(5)
Loan originations	-	-	-	-
Derecognitions and maturities	(4)	-	-	(4)
Provision for (recovery of) credit losses	(9)	-	-	(9)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$50	$-	$-	$50

Public sector and other financing
Balance at beginning of period	$70	$3	$-	$73
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	(8)	8	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(4)	10	-	6
Loan originations	16	-	-	16
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	4	18	-	22
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$74	$21	$-	$95

Total balance at end of period	$2,425	$272	$-	$2,697

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the nine months ended July 31, 2024:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Point-of-sale loans and leases
Balance at beginning of period	$100	$-	$-	$100
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	465	-	-	465
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	465	-	-	465
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$565	$-	$-	$565

Commercial real estate mortgages
Balance at beginning of period	$1,699	$523	$-	$2,222
Transfer in (out) to Stage 1	297	(297)	-	-
Transfer in (out) to Stage 2	(392)	392	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(278)	(169)	-	(447)
Loan originations	84	-	-	84
Derecognitions and maturities	(197)	(62)	-	(259)
Provision for (recovery of) credit losses	(486)	(136)	-	(622)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$1,213	$387	$-	$1,600

Commercial real estate loans
Balance at beginning of period	$42	$-	$-	$42
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	(11)	11	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	6	-	-	6
Loan originations	11	-	-	11
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	6	11	-	17
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$48	$11	$-	$59

Public sector and other financing
Balance at beginning of period	$104	$45	$-	$149
Transfer in (out) to Stage 1	27	(27)	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	32	(17)	-	15
Loan originations	13	-	-	13
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	72	(44)	-	28
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$176	$1	$-	$177

Total balance at end of period	$2,002	$399	$-	$2,401

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the nine months ended July 31, 2023:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Point-of-sale loans and leases
Balance at beginning of period	$545	$-	$-	$545
Transfer in (out) to Stage 1	122	(122)	-	-
Transfer in (out) to Stage 2	(257)	257	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	236	(135)	-	101
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	101	-	-	101
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$646	$-	$-	$646

Commercial real estate mortgages
Balance at beginning of period	$1,150	$137	$-	$1,287
Transfer in (out) to Stage 1	93	(93)	-	-
Transfer in (out) to Stage 2	(224)	224	-	-
Transfer in (out) to Stage 3	-	(13)	13	-
Net remeasurement of loss allowance	560	6	(13)	553
Loan originations	205	-	-	205
Derecognitions and maturities	(129)	(10)	-	(139)
Provision for (recovery of) credit losses	505	114	-	619
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$1,655	$251	$-	$1,906

Commercial real estate loans
Balance at beginning of period	$54	$-	$-	$54
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	-	-	-	-
Loan originations	-	-	-	-
Derecognitions and maturities	(4)	-	-	(4)
Provision for (recovery of) credit losses	(4)	-	-	(4)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$50	$-	$-	$50

Public sector and other financing
Balance at beginning of period	$17	$1	$-	$18
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	(8)	8	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	6	12	-	18
Loan originations	59	-	-	59
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	57	20	-	77
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$74	$21	$-	$95

Total balance at end of period	$2,425	$272	$-	$2,697

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

Credit quality:

The Bank assigns a risk rating to each lending asset comprising its lending portfolio. A risk rating is assigned as a function of each new credit application, annual review or an amendment to a facility. The risk rating considers the credit risk attributes of the lending asset, structure, individual borrower circumstances as well as local, regional and global macroeconomic and market conditions. The Bank aggregates its risk rating assignments into the following three broad categories:

i) Satisfactory – The borrower and lending asset valuation are of acceptable credit quality.

ii) Watchlist – The borrower or the lending asset valuation exhibits potential credit weakness or a downward trend which, if not mitigated, will potentially weaken the Bank’s position. The lending asset requires close supervision.

iii) Classified – The collection of the structural payment and/or the full repayment of the lending asset is uncertain.

As of July 31, 2024, 97% ( October 31, 2023 – 99%) of the Bank’s lending assets were categorized Satisfactory. There was no material change in the Bank’s processes for managing credit risk during the current quarter.

6.	Other assets:

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2024	2023	2023

Accounts receivable	$5,710	$3,858	$3,177
Prepaid expenses and other	21,517	22,130	21,682
Property and equipment	24,239	6,536	6,687
Right-of-use assets	2,909	3,427	3,602
Deferred income tax asset	2,251	4,058	2,641
Interest rate swap (note 12)	150	1,517	1,118
Investment (note 6a)	953	953	953
Goodwill	5,754	5,754	5,754
Intangible assets	2,495	2,791	2,889

	$65,978	$51,024	$48,503

a)

In February 2021, the Bank acquired an 11% investment in Canada Stablecorp Inc. for cash consideration of $953,000. The Bank has made an irrevocable election to designate this investment at fair value through other comprehensive income at initial recognition and any future changes in the fair value of the investment will be recognized in other comprehensive income (loss) will not be reclassified to profit and loss at a later date.

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

7.	Subordinated notes payable:

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2024	2023	2023

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million, fixed effective interest rate of 5.38%, maturing May 2031.	$101,641	$101,931	$96,669

Issued March 2019, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million, $500,000 is held by related party (note 14), fixed effective interest rate of 10.41%, maturing March 2029.	-	4,919	4,916

	$101,641	$106,850	$101,585

On April 30, 2024, the Bank redeemed its $5.0 million, unsecured, non-viability contingent capital compliant, subordinate note payable using the Bank’s general funds.

8.	Other liabilities:

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2024	2023	2023

Accounts payable and other	$9,252	$9,681	$7,265
Current income tax liability	3,109	7,466	4,527
Deferred income tax liability	332	731	659
Lease obligations	3,230	3,771	3,944
Cash collateral and amounts held in escrow	6,421	8,818	9,657
Cash reserves on loan and lease receivables	162,281	153,769	160,148

	$184,625	$184,236	$186,200

9.	Share capital:

a) Common shares:

At July 31, 2024, there were 25,964,424 ( October 31, 2023 - 25,964,424) common shares outstanding.

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

On August 5, 2022, the Bank received approval from the Toronto Stock Exchange (“TSX”) to proceed with a Normal Course Issuer Bid (“NCIB”) for its common shares. On September 21, 2022, the Bank received approval from the Nasdaq to proceed with a NCIB for its common shares. Pursuant to the NCIB, VersaBank was authorized to purchase for cancellation up to 1,700,000 of its common shares representing approximately 9.54% of its public float.

The Bank was eligible to make purchases commencing on August 17, 2022 and the NCIB was terminated on August 16, 2023. The purchases were made by VersaBank through the facilities of the TSX and alternate trading systems and the Nasdaq in accordance with the rules of the TSX and such alternate trading systems and the Nasdaq, as applicable, and the prices that VersaBank paid for the Common Shares was at the market price of such shares at the time of acquisition. VersaBank made no purchases of Common Shares other than open market purchases. All shares purchased under the NCIB were cancelled.

No common shares were issued or purchased in the quarter end July 31, 2024. For the quarter ended July 31, 2023, the Bank purchased and cancelled 79,562 common shares for $734,000, reducing the Bank’s Common Share capital value by $689,000 and retained earnings by $45,000.

No common shares were issued or purchased in the nine-month period ended July 31, 2024. For the nine-month period ended July 31, 2023, the Bank purchased and cancelled 1,321,358 common shares for $13.3 million, reducing the Bank’s Common Share capital value by $11.4 million and retained earnings by $1.9 million.

b) Preferred shares:

At July 31, 2024, there were 1,461,460 ( October 31, 2023 - 1,461,460) Series 1 preferred shares outstanding. These shares are Basel III compliant, non-cumulative rate reset preferred shares and include non-viability contingent capital (“NVCC”) provisions. As a result, these shares qualify as Additional Tier 1 Capital (see note 15).

The holders of the Series 1 preferred shares are entitled to receive a non-cumulative fixed dividend in the amount of $0.6772 annually per share, payable quarterly, as and when declared by the Board of Directors for the period ending October 31, 2024. The dividend represents an annual yield of 6.772% based on the stated issue price per share. Thereafter, the dividend rate will reset every five years at a level of 543 basis points over the then five year Government of Canada bond yield.

The Bank maintains the right to redeem, subject to the approval of OSFI, up to all of the outstanding Series 1 preferred shares on October 31, 2024 and on October 31 every five years thereafter at a price of $10.00 per share. Should the Bank choose not to exercise its right to redeem the Series 1 preferred shares, holders of these shares will have the right to convert their shares into an equal number of non-cumulative, floating rate Series 2 preferred shares. Holders of Series 2 preferred shares will be entitled to receive quarterly floating dividends, as and when declared by the Board of Directors, equal to the 90-day Government of Canada Treasury bill rate plus 543 basis points.

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

c) Stock options

Stock option transactions during the three and nine-month periods ended July 31, 2024 and 2023:

	for the three months ended				for the nine months ended
	July 31, 2024		July 31, 2023		July 31, 2024		July 31, 2023

		Weighted		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average	Number of	average
	options	exercise price	options	exercise price	options	exercise price	options	exercise price

Outstanding, beginning of period	861,793	$15.90	952,776	$15.53	874,393	$15.90	965,766	$15.53
Granted	-	-	-	-	-	-	1,500	15.90
Exercised	-	-	-	-	-	-	-	-
Forfeited/cancelled	(2,325)	15.90	(26,000)	15.90	(14,925)	15.90	(40,490)	15.90
Expired	-	-	-	-	-	-	-	-

Outstanding, end of period	859,468	$15.90	926,776	$15.52	859,468	$15.90	926,776	$15.52

For the three and nine-month periods ended July 31, 2024, the Bank recognized $72,000 ( July 31, 2023 - $192,000) and $276,000 ( July 31, 2023 - $1.0 million) in compensation expense related to the estimated fair value of options granted.

10.	Income tax provision:

Income tax provision for the three and nine month periods ended July 31, 2024 was $3.8 million ( July 31, 2023 - $3.8 million) and $12.5 million ( July 31, 2023 - $11.0 million) respectively. The Bank’s combined statutory federal and provincial income tax rate in Canada is approximately 27% (2023 - 27%). The Bank’s effective rate reflects the statutory rate adjusted for certain items not being taxable or deductible for income tax purposes.

11.	Income per common share:

(thousands of Canadian dollars, except shares outstanding and per share amounts)
	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
	2024	2023	2024	2023

Net income	$9,705	$10,003	$34,232	$29,683
Less: dividends on preferred shares	(247)	(247)	(741)	(741)
	9,458	9,756	33,491	28,942

Weighted average number of common shares outstanding	25,964,424	25,957,755	25,964,424	26,386,915

Income per common share:	$0.36	$0.38	$1.29	$1.10

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

Common shares associated with the Series 1 NVCC preferred shares are contingently issuable shares and would only have a dilutive impact upon issuance.

12.	Derivative instruments:

At July 31, 2024, the Bank had an outstanding contract established for asset liability management purposes to swap between fixed and floating interest rates with a notional amount totaling $22.4 million ( October 31, 2023 - $20.8 million), of which $22.4 million ( October 31, 2023 - $20.8 million) qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market. As required under the accounting standard relating to hedges, at July 31, 2024, $150,000 ( October 31, 2023 - $1.5 million) relating to this contract was included in other assets and the offsetting amount included in the carrying values of the assets to which they relate. Approved counterparties are limited to major Canadian chartered banks. The carrying amount of the hedged item recognized in the loans was $22.7 million.

13.	Commitments and contingencies:

The amount of credit-related commitments represents the maximum amount of additional credit that the Bank could be obligated to extend.

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2024	2023	2023

Loan commitments	$367,494	$405,426	$341,679
Letters of credit	66,167	75,963	82,847

	$433,661	$481,389	$424,526

14.	Related party transactions:

The Bank’s Board of Directors and Senior Executive Officers represent key management personnel and are related parties. At July 31, 2024, amounts due from these related parties totaled $1.5 million ( October 31, 2023 - $1.5 million) and an amount due from a corporation controlled by key management personnel totalled $4.8 million ( October 31, 2023 - $3.9 million). The interest rates charged on loans and advances to related parties are based on mutually agreed-upon terms. Interest income earned on the above loans for the three and nine months ended July 31, 2024, was $41,000 ( July 31, 2023 - $26,000) and $121,000 ( July 31, 2023 - $75,000). As at July 31, 2024, there were no specific provisions for credit losses associated with loans issued to key management personnel ( October 31, 2023 - $nil), and all loans issued to key management personnel were current. On April 30, 2024, the Bank redeemed all of its issued and outstanding $5.0 million subordinated note payable originally issued in April 2019; $500,000 of this amount was held by a related party (note 7).

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

15.	Capital management:

a) Overview:

The Bank’s policy is to maintain a strong capital base so as to retain investor, creditor and market confidence as well as to support the future growth and development of the business. The impact of the level of capital held on shareholders’ return is an important consideration, and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security that may be afforded by a more robust capital position.

OSFI sets and monitors capital requirements for the Bank. Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and that take into account, amongst other items, forecasted capital requirements and current and anticipated financial market conditions.

The goal is to maintain adequate regulatory capital for the Bank to be considered well capitalized, protect deposits and provide capacity to support organic growth as well as to capitalize on strategic opportunities that do not otherwise require accessing the public capital markets, all the while providing a satisfactory return to shareholders. The Bank’s regulatory capital is comprised of share capital, retained earnings and unrealized gains and losses on fair value through other comprehensive income securities (Common Equity Tier 1 capital), preferred shares (Additional Tier 1 capital) and subordinated notes (Tier 2 capital).

The Bank monitors its capital adequacy and related capital ratios on a daily basis and has stipulated policies, which are approved by the Board of Directors, setting internal targets and thresholds for its capital ratios. These capital ratios consist of the leverage ratio and the risk-based capital ratios.

The Bank makes use of the Standardized Approach for credit risk as prescribed by OSFI and, therefore, may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach.

During the period ended July 31, 2024, there were no material changes in the Bank’s management of capital.

b) Risk-based capital ratios:

The Basel Committee on Banking Supervision has published the Basel III rules on capital adequacy and liquidity (“Basel III”). OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for the purpose of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 capital ratio (“CET1”), an 8.5% Tier 1 capital ratio and a 10.5% Total capital ratio, all of which include a 2.50% capital conservation buffer.

OSFI also requires banks to measure capital adequacy in accordance with guidelines for determining risk- adjusted capital and risk-weighted assets, including off-balance sheet credit instruments as specified in the Basel III regulations. Based on the deemed credit risk for each type of asset, both on and off-balance sheet assets of the Bank are assigned a weighting ranging between 0% to 150% to determine the Bank’s risk- weighted equivalent assets and its risk-based capital ratios.

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

The Bank’s risk-based capital ratios are calculated as follows:

(thousands of Canadian dollars)
	July 31	October 31
	2024	2023

Common Equity Tier 1 (CET1) capital
Directly issued qualifying common share capital	$214,824	$214,824
Contributed surplus	2,789	2,513
Retained earnings	177,584	146,043
Accumulated other comprehensive income	141	131
CET1 before regulatory adjustments	395,338	363,511
Regulatory adjustments applied to CET1	(10,842)	(12,699)
Common Equity Tier 1 capital	$384,496	$350,812

Additional Tier 1 capital
Directly issued qualifying Additional Tier 1 instruments	$13,647	$13,647
Total Tier 1 capital	$398,143	$364,459

Tier 2 capital
Directly issued Tier 2 capital instruments	$103,568	$109,033
Tier 2 capital before regulatory adjustments	103,568	109,033
Eligible stage 1 and stage 2 allowance	2,401	2,513
Total Tier 2 capital	$105,969	$111,546
Total regulatory capital	$504,112	$476,005
Total risk-weighted assets	$3,273,524	$3,095,092
Capital ratios
CET1 capital ratio	11.75%	11.33%
Tier 1 capital ratio	12.16%	11.78%
Total capital ratio	15.40%	15.38%

As at July 31, 2024 and October 31, 2023, the Bank exceeded all of the minimum Basel III regulatory capital requirements prescribed by OSFI.

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

c) Leverage ratio:

The leverage ratio, which is prescribed under the Basel III Accord, is a supplementary measure to the risk-based capital requirements and is defined as the ratio of Tier 1 capital to the Bank’s total exposures. The Basel III minimum leverage ratio is 3.0%. The Bank’s leverage ratio is calculated as follows:

(thousands of Canadian dollars)
	July 31	October 31
	2024	2023

On-balance sheet assets	$4,516,436	$4,201,610
Assets amounts adjusted in determining the Basel III
Tier 1 capital	(10,842)	(12,699)
Total on-balance sheet exposures	4,505,594	4,188,911

Total off-balance sheet exposure at gross notional amount	$433,661	$481,389
Adjustments for conversion to credit equivalent amount	(275,050)	(281,705)
Total off-balance sheet exposures	158,611	199,684

Tier 1 capital	398,143	364,459
Total exposures	4,664,205	4,388,595

Leverage ratio	8.54%	8.30%

As at July 31, 2024 and October 31, 2023, the Bank was in compliance with the leverage ratio prescribed by OSFI.

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

16.	Interest rate risk position:

The Bank is subject to interest rate risk, which is the risk that a movement in interest rates could negatively impact net interest margin, net interest income and the economic value of assets, liabilities and shareholders’ equity. The following table provides the duration difference between the Bank’s assets and liabilities and the potential after-tax impact of a 100 basis point shift in interest rates on the Bank’s earnings during a 12 month-period.

(thousands of Canadian dollars)
	July 31, 2024		October 31, 2023
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$5,444	$(5,457)	$4,046	$(4,059)

Duration difference between assets and liabilities (months)	(2.8)		(2.0)

17.	Fair value of financial instruments:

Fair values are based on management’s best estimates of market conditions and valuation policies at a certain point in time. The estimates are subjective and involve particular assumptions and judgement and, as such, may not be reflective of future fair values. The Bank’s loans and deposits lack an available market as they are not typically exchanged and, therefore, the book value of these instruments is not necessarily representative of amounts realizable upon immediate settlement. See note 21 of the October 31, 2023 audited Consolidated Financial Statements for more information on fair values.

(thousands of Canadian dollars)
	July 31, 2024					October 31, 2023

	Carrying Value	Fair value Level 1	Fair Value Level 2	Fair Value Level 3	Total Fair Value	Carrying Value	Fair value Level 1	Fair Value Level 2	Fair Value Level 3	Total Fair Value

Assets
Cash	$247,983	$247,983	$-	$-	$247,983	$132,242	$132,242	$-	$-	$132,242
Securities	153,026	153,026	-	-	153,026	167,940	167,940	-	-	167,940
Loans	4,049,449	-	-	4,007,130	4,007,130	3,850,404	-	-	3,837,599	3,837,599
Derivatives	150	-	150	-	150	1,517	-	1,517	-	1,517
Other financial assets	953	-	-	953	953	953	-	-	953	953

Liabilities
Deposits	$3,821,185	$-	$-	$3,791,490	$3,791,490	$3,533,366	$-	$-	$3,436,491	$3,436,491
Subordinated notes payable	101,641	-	98,390	-	98,390	106,850	-	109,033	-	109,033
Other financial liabilities	181,184	-	-	181,184	181,184	176,039	-	-	176,039	176,039

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

18.	Operating segmentation:

The Bank has established two reportable operating segments, those being Digital Banking and DRTC (cybersecurity services). The two operating segments are strategic business operations providing distinct products and services to different markets and are separately managed as a function of the distinction in the nature of each business. The following summarizes the operations of each of the reportable segments:

Digital Banking – The Bank employs a branchless business-to-business model using its proprietary financial technology to address underserved segments in the Canadian and US banking markets. VersaBank obtains its deposits and provides the majority of its loans and leases electronically via innovative deposit and lending solutions for financial intermediaries.

DRTC (cybersecurity services and banking and financial technology development) – Leveraging its internally developed IT security software and capabilities, VersaBank established a wholly-owned subsidiary, DRT Cyber Inc., to pursue significant large-market opportunities in cybersecurity and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

The basis for the determination of the reportable segments is a function primarily of the systematic, consistent process employed by the Bank’s chief operating decision maker, the Chief Executive Officer, and the Chief Financial Officer in reviewing and interpreting the operations and performance of each segment. The accounting policies applied to these segments are consistent with those employed in the preparation of the Bank’s Consolidated Financial Statements, as disclosed in note 3 of the Bank’s 2023 audited Consolidated Financial Statements.

Performance is measured based on segment net income, as included in the Bank’s internal management reporting. Management has determined that this measure is the most relevant in evaluating segment results and in the allocation of resources.

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

The following table sets out the results of each reportable operating segment as at and for the three and nine months ended July 31, 2024 and 2023:

(thousands of Canadian dollars)
for the three months ended	July 31, 2024				July 31, 2023
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments
Net interest income	$24,944	$-	$-	$24,944	$24,929	$-	$-	$24,929
Non-interest income	175	2,219	(342)	2,052	101	2,020	(191)	1,930
Total revenue	25,119	2,219	(342)	26,996	25,030	2,020	(191)	26,859

Provision for (recovery of) credit losses	(1)	-	-	(1)	171	-	-	171
	25,120	2,219	(342)	26,997	24,859	2,020	(191)	26,688

Non-interest expenses:
Salaries and benefits	5,945	1,562	-	7,507	5,891	1,562	-	7,453
General and administrative	4,729	446	(342)	4,833	4,257	380	(191)	4,446
Premises and equipment	824	370	-	1,194	610	370	-	980
	11,498	2,378	(342)	13,534	10,758	2,312	(191)	12,879

Income (loss) before income taxes	13,622	(159)	-	13,463	14,101	(292)	-	13,809

Income tax provision	3,811	(53)	-	3,758	3,999	(193)	-	3,806

Net income (loss)	$9,811	$(106)	$-	$9,705	$10,102	$(99)	$-	$10,003

Total assets	$4,507,158	$27,285	$(18,007)	$4,516,436	$3,971,781	$25,485	$(16,421)	$3,980,845

Total liabilities	$4,102,239	$29,471	$(24,259)	$4,107,451	$3,609,832	$29,123	$(23,153)	$3,615,802

(thousands of Canadian dollars)
for the nine months ended	July 31, 2024				July 31, 2023
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments
Net interest income	$77,754	$-	$-	$77,754	$73,812	$-	$-	$73,812
Non-interest income	557	7,055	(1,018)	6,594	225	5,999	(574)	5,650
Total revenue	78,311	7,055	(1,018)	84,348	74,037	5,999	(574)	79,462

Provision for (recovery of) credit losses	(112)	-	-	(112)	793	-	-	793
	78,423	7,055	(1,018)	84,460	73,244	5,999	(574)	78,669

Non-interest expenses:
Salaries and benefits	17,040	4,414	-	21,454	19,505	4,634	-	24,139
General and administrative	12,450	1,291	(1,018)	12,723	10,250	1,212	(574)	10,888
Premises and equipment	2,437	1,129	-	3,566	1,845	1,068	-	2,913
	31,927	6,834	(1,018)	37,743	31,600	6,914	(574)	37,940

Income (loss) before income taxes	46,496	221	-	46,717	41,644	(915)	-	40,729

Income tax provision	12,431	54	-	12,485	11,779	(733)	-	11,046

Net income (loss)	$34,065	$167	$-	$34,232	$29,865	$(182)	$-	$29,683

Total assets	$4,507,158	$27,285	$(18,007)	$4,516,436	$3,971,781	$25,485	$(16,421)	$3,980,845

Total liabilities	$4,102,239	$29,471	$(24,259)	$4,107,451	$3,609,832	$29,123	$(23,153)	$3,615,802

The Bank has operations in the US, through both its Digital Banking and DRTC businesses, however as at July 31, 2024, substantially all of the Bank’s earnings and assets are based in Canada.

VERSABANK Notes to Interim Consolidated Financial Statements (Unaudited) Three & nine month periods ended July 31, 2024 and 2023

19.	Comparative balances:

The interim financial statements have been reclassified, where applicable, to conform with the financial statement presentation used in the current period. Cash flows related to the Bank’s investments in securities were reflected in operating activities in the comparative period and are now reflected as investing activities, consistent with the presentation and disclosure in the Bank’s annual audited financial statements for the year ended October 31, 2023. The change did not affect the Bank’s comparative period earnings.

20.	Subsequent event:

Acquisition of Stearns Bank Holdingford, N.A.

On August 30, 2024 the Bank through its wholly-owned US subsidiary VersaHoldings US Corp., acquired 100% of the outstanding shares of shares of Minnesota-based Stearns Bank Holdingford, N.A. ("SBH"), a privately held, wholly-owned subsidiary of Stearns Financial Services Inc. based in St. Cloud, Minnesota, for cash consideration of approximately US$14.0 million (CA$19.3 million), subject to closing related adjustments. SBH is a fully operational, OCC (Office of the Comptroller of the Currency)-chartered national bank, focused on small business lending. The acquisition follows the approval for acquisition received in June 2024 from OSFI, as well as the US’s OCC and the US Federal Reserve.

Upon the close of the share acquisition of SBH, the Bank acquired approximately US$61.1 million in assets and assumed approximately US$54.1 million in deposits and other liabilities and renamed SBH as VersaBank USA.  The acquisition will provide the Bank with access to US deposits to support the growth of its Receivable Purchase Program business, which the Bank launched in the United States in Fiscal 2022.  The acquisition is expected to be accretive to the Bank’s earnings per share within the first year after closing; and, VersaBank USA was well capitalized, as per the OCC’s definition of same, with a Total Capital ratio in excess of 10% as at August 30, 2024.